EXHIBIT 99.1

Quantum BioPharma Signs Contract with Thermo Fisher Scientific’s Clinical Research Business to Implement Phase 2 Lucid-MS Trial in Multiple Sclerosis

Strategic collaboration with leading global contract research organization to implement randomized, double-blind, placebo-controlled Phase 2 study of novel neuroprotective therapy

TORONTO, Oct. 06, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (FRA: 0K91) (“Quantum BioPharma”), a biopharmaceutical company focused on developing innovative therapies and technologies, today announced that it has entered into a Study Start-Up Agreement (“SUA”) with the clinical research business of Thermo Fisher Scientific to implement Quantum’s Phase 2 clinical trial of Lucid-21-302 (“Lucid-MS”) for multiple sclerosis (“MS”).

The execution of the contract represents an important milestone in the clinical development of Lucid-MS and marks the initiation of formal study start-up activities. Following the Company’s receipt of FDA clearance to proceed with the planned Phase 2 clinical trial, Quantum BioPharma is advancing into implementation.

The PPD™ Clinical Research Business within Thermo Fisher is a leading global contract research organization with extensive experience supporting global clinical development programs across therapeutic areas, including central nervous system (“CNS”) and multiple sclerosis studies.

Under the terms of the contract, Thermo Fisher will support Quantum BioPharma in implementing the Phase 2 clinical trial, including study start-up activities and related clinical research services.

The Phase 2 trial will evaluate the efficacy, safety, and tolerability of Lucid-MS in people with progressive forms of MS. The randomized, double-blind, placebo-controlled study is designed to evaluate clinical and radiological endpoints relevant to disease progression and disease biology.

“We are pleased to enter into a contract with the clinical research business of Thermo Fisher as we advance the Lucid-MS program toward Phase 2,” said Zeeshan Saeed, Chief Executive Officer of Quantum BioPharma. “Following FDA clearance to proceed with the Phase 2 study, initiating study start-up activities with a leading global CRO with extensive CNS and MS experience represents an important next step. We look forward to working with Thermo Fisher, our investigators and clinical research partners as we initiate the Lucid-MS Phase 2 study.”

Andrzej Chruscinski, President, Scientific and Clinical Affairs at Quantum BioPharma, said, “Lucid-MS is designed around a novel neuroprotective approach that targets demyelination rather than solely modulating the immune system. The Phase 2 study will provide an important opportunity to evaluate this approach using clinical and radiological measures. Entering into the Study Start-Up Agreement allows us to begin the operational work required, and we look forward to working closely with Thermo Fisher and our clinical investigators as the program advances.”

“We’re proud to partner with Quantum BioPharma in advancing their neuro-degenerative clinical program in multiple sclerosis,” said Michael Cioffi, Vice President and General Manager, Neuroscience, Clinical Research, Thermo Fisher. “Our team brings deep experience in CNS and MS trials, along with an integrated approach that connects strategy and execution to help deliver these complex studies. By combining scientific expertise with operational excellence, we can help bring promising new therapies closer to the patients who need them."

About Lucid-MS (Lucid-21-302)

Lucid-MS is an investigational, first-in-class New Chemical Entity designed to provide neuroprotection through inhibition of demyelination. Quantum BioPharma is developing Lucid-MS as a potential treatment for multiple sclerosis, with a focus on progressive forms of the disease. By targeting protein arginine deiminase 2 (PAD2), an enzyme implicated in myelin degradation, Lucid-MS is being developed as a potential therapeutic approach to address demyelination and neurodegenerative processes associated with MS. In preclinical models, Lucid-MS has demonstrated the ability to prevent and reverse measures of myelin degradation.

Market Opportunity and Growth Strategy

Multiple sclerosis affects approximately 2.8 million people worldwide (source: https://pmc.ncbi.nlm.nih.gov Atlas of MS, Third Edition (PMC/NCBI)), representing a significant global healthcare challenge and substantial market opportunity for innovative treatments. The MS therapeutic market is projected to exceed $38 billion by 2030 according to Grand View Research www.grandviewresearch.com.

Quantum BioPharma's differentiated approach—targeting demyelination directly—positions Lucid-MS to address current unmet patient needs and potentially capture meaningful market share in the emerging neuroprotective segment.

About Quantum BioPharma Ltd.

Quantum is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to Unbuzzd Wellness Inc. ("Unbuzzd") (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.48% (as of June 30, 2026) of Unbuzzd. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information is generally, but not always, identified by words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “potential,” “proposes,” “estimates,” “may,” “could,” “would,” “will” and similar expressions. Forward-looking information in this news release includes, but is not limited to, statements regarding the planned Phase 2 clinical trial of Lucid-21-302 (“Lucid-MS”) in multiple sclerosis; the initiation, timing, design, conduct, enrollment, execution and completion of the Phase 2 trial; study start-up activities and related clinical research services to be provided by PPD; the Company’s ability to advance Lucid-MS following FDA clearance to proceed with the planned Phase 2 trial; the anticipated evaluation of the efficacy, safety and tolerability of Lucid-MS and of clinical and radiological endpoints; the potential neuroprotective effects, mechanism of action, therapeutic benefits and commercial potential of Lucid-MS; the Company’s ability to work with PPD, investigators and other clinical research partners; and the size, growth and potential opportunities within the multiple sclerosis therapeutics market.

Forward-looking information is based on management’s current expectations, estimates, projections, assumptions and beliefs as of the date of this news release, including assumptions regarding the Company’s ability to successfully complete study start-up activities; obtain and maintain all additional regulatory, ethics committee and institutional approvals or authorizations required to initiate and conduct the Phase 2 trial; identify, activate and retain suitable clinical trial sites and investigators; recruit and retain eligible patients within anticipated timelines; secure sufficient financing and other resources to fund the trial and the continued development of Lucid-MS; maintain adequate supplies of clinical trial material; obtain satisfactory performance from PPD and other third-party service providers; and the accuracy and applicability of preclinical findings, market data and third-party research.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, among others, risks inherent in clinical development, including delays or difficulties in study start-up, site activation, patient recruitment or retention; the possibility that clinical trial results may not demonstrate the safety, efficacy or therapeutic benefit anticipated from preclinical or earlier-stage data; adverse events or other safety findings; changes in trial design, timelines, costs or regulatory requirements; the possibility that regulatory authorities may impose additional requirements, clinical holds or other restrictions; the Company’s dependence on PPD, investigators, clinical sites, manufacturers and other third parties; the availability and cost of capital; the Company’s ability to protect and maintain its intellectual property rights; competition from existing and future therapies; changes in applicable laws and regulations; and general economic, financial market and industry conditions. Drug development is inherently uncertain, and there can be no assurance that Lucid-MS will successfully complete clinical development, receive regulatory approval or, if approved, achieve commercial success.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, there can be no assurance that they will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information. Actual results and future events could differ materially from those anticipated in such information.

The forward-looking information contained in this news release is made as of the date hereof. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations
Robert Guzman, Investor Relations
Email:Rob@QuantumBioPharma.com
Telephone: (833) 304-0323
General Inquiries:info@QuantumBioPharma.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/e240cd5f-4494-4560-80ed-5d2b856a1e14